Exhibit 99.1

Robin Energy Ltd. Reports Net Income of $5.6 Million for the Three Months Ended June 30, 2026, and $6.1 Million for the Six Months Ended June 30, 2026

Limassol, Cyprus, September 23, 2026 – Robin Energy Ltd. (NASDAQ: RBNE), (“Robin”, or the “Company”), an international ship-owning company providing energy transportation services globally, today announced its results for the three months and the six months ended June 30, 2026.

Highlights of the Second Quarter Ended June 30, 2026:

•	Total vessel revenues: $2.6 million, as compared to $2.0 million for the three months ended June 30, 2025, or a 29.2% increase;
•	Net income: $5.6 million, as compared to $0.5 million for the three months ended June 30, 2025, or a 980.7% increase;
•	Operating income: $5.8 million, as compared to $0.3 million for the three months ended June 30, 2025, or a 1,571% increase;
•	Earnings per common share, basic: $11.01 per share, as compared to $10.88 per share for the three months ended June 30, 2025;
•	Adjusted net income(1): $6.0 million, as compared to $0.5 million for the three months ended June 30, 2025;
•	EBITDA(1): $6.0 million, as compared to $0.7 million for the three months ended June 30, 2025;
•	Adjusted EBITDA(1): $6.4 million, as compared to $0.7 million for the three months ended June 30, 2025;
•	Cash of $35.7 million as of June 30, 2026, as compared to $5.6 million as of December 31, 2025;
•
During the three months ended June 30, 2026, we received gross proceeds of $2.2 million by issuing 0.1 million common shares through an at-the-market (“ATM”) offering agreement entered into on November 13, 2025, with Maxim Group LLC and Rodman & Renshaw LLC, pursuant to which we offered and sold common shares through the sales agents at our discretion. As of September 23, 2026, there were no further transactions;

•
On March 24, 2026, we commenced a tender offer to purchase up to 66,667 common shares (1,000,000 common shares pre-reverse stock split as described below) at $3.00 per share (pre-reverse stock split as described below), which expired on April 23, 2026. The offer was oversubscribed and the Company accepted 66,667 shares for an aggregate cost of $3.0 million excluding fees relating to the offer; and

•
On April 22, 2026, we entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Mimosa, a 2006-built Handysize product tanker, for a price of $12.8 million. The vessel was delivered to its new owners on April 29, 2026, and we recorded during the second quarter of 2026 a net gain of $6.2 million from the sale of the M/T Wonder Mimosa.

Highlights of the Six Months Ended June 30, 2026:

•	Total vessel revenues: $8.0 million, as compared to $3.6 million for the six months ended June 30, 2025, or a 121.5% increase;
•	Net income: $6.1 million, as compared to $0.4 million for the six months ended June 30, 2025, or a 1,306% increase;
•	Earnings per common share, basic: $14.07 per share, as compared to $9.42 per share for the six months ended June 30, 2025;
•	Adjusted net income(1): $7.4 million, as compared to $0.4 million for the six months ended June 30, 2025;
•	EBITDA(1): $7.3 million, as compared to $1.0 million for the six months ended June 30, 2025;
•	Adjusted EBITDA(1): $8.6 million, as compared to $1.0 million for the six months ended June 30, 2025; and
•
During the six months ended June 30, 2026, we received gross proceeds of $17.1 million by issuing 0.4 million common shares through the ATM offering agreement entered into on November 13, 2025, with Maxim Group LLC and Rodman & Renshaw LLC, pursuant to which we offered and sold common shares through the sales agents at our discretion.

(1) Adjusted net income, EBITDA and Adjusted EBITDA are not recognized measures under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definitions and reconciliation of these measures to Net income/(Loss), the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Management Commentary:

Mr. Petros Panagiotidis, Chief Executive Officer of the Company, commented:

“During the second quarter of 2026 we completed the sale of the M/T Wonder Mimosa, our Handysize tanker, realizing a gain on sale of $6.2 million. We enter the second half of the year at a robust financial position consisting of strengthened cash reserves and zero debt. Our fleet of two modern LPG carriers is fully employed on period charters into late 2026 and 2027, and we would continue to evaluate attractive opportunities to expand our fleet and strengthen our position in the market.”

Earnings Commentary:

Second quarter ended June 30, 2026 and 2025 Results

Total vessel revenues increased to $2.6 million in the three months ended June 30, 2026, from $2.0 million in the same period in 2025. This increase of $0.6 million was mainly associated with the increase in the Available Days of our fleet to 211 days in the three months ended June 30, 2026, from 91 days in the same period in 2025 due to the acquisitions of LPG Dream Syrax and LPG Dream Terrax in September 2025, partially offset by the sale of M/T Wonder Mimosa on April 29, 2026. During the three months ended June 30, 2026, our fleet earned on average a Daily TCE Rate of $11,381, compared to an average Daily TCE Rate of $20,054 earned during the same period in 2025. This decrease in Daily TCE Rates was mainly due to the acquisition of the two LPG carrier vessels which generally earn a lower Daily TCE Rate than the tanker vessel due to their size and the trade they operate in. Daily TCE Rate is not a recognized metric under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses for our fleet amounted to $0.2 million in each of the three months ended June 30, 2026 and the three months ended June 30, 2025, as the increase in Available Days in the three months ended June 30, 2026, as compared to the same period in 2025, was offset by the lower voyage expenses incurred by our LPG carrier vessels compared to the tanker vessel.

The increase in vessel operating expenses by $0.6 million to $1.2 million in the three months ended June 30, 2026, from $0.6 million in the same period in 2025, mainly reflects the increase in the Ownership Days of our fleet to 211 days in the three months ended June 30, 2026, from 91 days in the same period in 2025.

The increase in management fees to $0.2 million in the three months ended June 30, 2026, from $0.1 million in the same period in 2025, mainly reflects (i) the increase in the Ownership Days of our fleet in the three months ended June 30, 2026, compared to the same period in 2025 and (ii) the increased management fees due to an inflation-based adjustment that was effected on July 1, 2025, following our entry into the master management agreement with Castor Ships with effect from April 14, 2025.

Depreciation expenses amounted to $0.5 million for our fleet in the three months ended June 30, 2026 from $0.1 million in the same period in 2025, as a result of the increase in Ownership Days of our fleet in the three months ended June 30, 2026, compared to the same period in 2025. Dry-dock amortization charges decreased to $0.1 million in the three months ended June 30, 2026, from $0.2 million in the same period of 2025. This decrease in dry-dock amortization charges primarily resulted from the sale of M/T Wonder Mimosa which carried higher dry-dock amortization charges than the two LPG carrier vessels.

General and administrative expenses in the three months ended June 30, 2026, amounted to $0.8 million, compared to $0.4 million in the same period of 2025. This increase is mainly associated with legal and other corporate fees primarily related to the growth of our company, including expenses related to proposed tanker segment spin-off (as described below, the related registration statement was subsequently withdrawn in July 2026).

Gain on sale of vessel in the three months ended June 30, 2026, amounted to $6.2 million, representing the gain recognized from the sale of the tanker vessel M/T Wonder Mimosa during the second quarter of 2026.

Interest and finance costs, net, amounted to $(0.18) million in the three months ended June 30, 2026, whereas, in the same period of 2025, interest and finance costs, net amounted to $(0.17) million. This variation is mainly due to the increase in interest income for the three months ended June 30, 2026 on our available cash.

Recent Financial Developments Commentary:

Equity Update

During the six months ended June 30, 2026, we received gross proceeds of $17.1 million by issuing 0.4 million common shares through the ATM offering agreement entered into on November 13, 2025, with Maxim Group LLC and Rodman & Renshaw LLC (“sales agents”), pursuant to which we may offer and sell common shares through the sales agents at our discretion. As of today, there were no further transactions.

On March 24, 2026, we commenced a tender offer to purchase up to 66,667 common shares (1,000,000 common shares pre reverse stock split as described below) at $3.00 per share (pre-reverse stock split as described below), which expired on April 23, 2026. The offer was oversubscribed and the Company accepted 66,667 shares for an aggregate cost of $3.0 million excluding fees relating to the offer.

On July 9, 2026, we effected a 1-for-15 reverse stock split of our common shares without any change in the number of authorized common shares. All share and per share amounts have been retroactively adjusted to reflect the reverse stock split. As a result of the reverse stock split, the number of issued and outstanding shares as of July 9, 2026, was decreased to 0.6 million shares, respectively, while the par value of the Company’s common shares remained unchanged at $0.001 per share.

On July 15, 2026, we paid to Toro a dividend amounting to $0.1 million on our 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares (the “Series A Preferred Shares”) for the period from April 15, 2026, to July 14, 2026.

On July 27, 2026, we issued and sold 750,000 common shares at an offering price of $4.00 per share in an underwritten public offering. The gross proceeds from the offering were $3.0 million, before deducting underwriting discounts, commissions, and other offering expenses. In addition, we have granted the underwriter a 45-day option to purchase up to 54,380 additional shares of common stock at the public offering price less the underwriting discounts and commissions. The option expired on September 10, 2026, and no additional shares have been issued pursuant to this option.

As of September 23, 2026, we had 1,332,297 common shares issued and outstanding.

Recent Business Developments Commentary:

Vessel disposal

On April 22, 2026, we entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Mimosa, a 2006-built Handysize product tanker, for a price of $12.8 million. The vessel was delivered to its new owners on April 29, 2026, and we recorded during the second quarter of 2026 a net gain of $6.2 million from the sale of the M/T Wonder Mimosa.

Withdrawal of Form 20-F relating to proposed spin-off of Company’s tanker segment

In light of the sale of the Company’s tanker vessel, M/T Wonder Mimosa, completed on April 29, 2026, the proposed spin-off of the Company’s tanker segment announced in March 2026 did not proceed and the related registration statement filed with the SEC was withdrawn in July 2026.

Investment in secured convertible loan notes

In September 2026, we, through a wholly owned subsidiary, invested $5.5 million (€4.7 million) in senior secured convertible loan notes issued by IntegrEn Limited (the “Notes”), an Irish-domiciled developer of digital infrastructure and associated energy generation assets in the United States and the United Kingdom. The Notes bear no coupon, mature on December 31, 2026, and are redeemable at a premium to their principal amount; part of our entitlement may instead be converted into equity of a subsidiary of the issuer. The Notes are secured over contractual rights of the issuer group, including any refund of amounts prepaid under a supply contract, and benefit from a guarantee, provided by a third party and two group companies of the issuer, of certain deductions that may be applied against any such refund.

Liquidity/ Financing/Cash Flow Update

Our consolidated cash position increased by $30.1 million, from $5.6 million as of December 31, 2025, to $35.7 million as of June 30, 2026. During the six months ended June 30, 2026, our cash position increased mainly as a result of (i) $4.8 million of net cash flows provided by operating activities, (ii) $12.2 million of net cash flows provided by investing activities, which relates to the net proceeds from the sale of M/T Wonder Mimosa and (iii) $13.1 million of net cash flows provided by financing activities, which mainly relates to the aggregate gross proceeds less paid issuance expenses from the ATM offering agreement amounting to $16.4 million, partially offset by the payment for the repurchase of shares pursuant to the self-tender offer amounting to $3.0 million, excluding fees relating to the offer.

Fleet Employment Status (as of September 23, 2026):

During the three months ended June 30, 2026, we operated on average 2.3 vessels earning a Daily TCE Rate(1) of $11,381 as compared to an average of 1.0 vessels earning a Daily TCE Rate(1) of $20,054 during the same period in 2025. Our employment profile as of September 23, 2026, is presented immediately below.

 (1) Daily TCE Rate is not a recognized metric under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

LPG Carriers
Name	Type	DWT	Year Built	Country of Construction	Type of Employment	Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Dream Syrax	LPG carrier 5,000 cbm	5,158	2015	Japan	Time Charter period	$360,000 per month	Feb-27	Mar-27
Dream Terrax	LPG carrier 5,000 cbm	4,743	2020	Japan	Time Charter period	$353,000 per month	Dec-26	Jan-27

Financial Results Overview:

Set forth below are selected financial and operational data of the three months and six months ended June 30, 2026 and 2025, respectively:

	Three Months Ended		Six Months Ended
(Expressed in U.S. dollars)	June 30, 2026 (unaudited)	June 30, 2025 (unaudited)	June 30, 2026 (unaudited)	June 30, 2025 (unaudited)
Total vessel revenues	$2,599,440	$2,011,664	$7,973,158	$3,598,828
Operating income	$5,817,634	$348,228	$7,144,305	$270,732
Net income and comprehensive income	$5,574,735	$515,860	$6,099,699	$433,783
Adjusted net income(1)	$6,001,251	$515,860	$7,374,885	$433,783
EBITDA(1)	$5,972,434	$715,144	$7,308,954	$999,495
Adjusted EBITDA(1)	$6,398,950	$715,144	$8,584,140	$999,495
Earnings per common share, basic	$11.01	$10.88	$14.07	$9.42
Earnings per common share, diluted	$1.89	$2.35	$3.25	$2.00

(1)Adjusted net income, EBITDA and Adjusted EBITDA are not recognized measures under U.S. GAAP. Please refer to Appendix B of this release for the definition and reconciliation of these measures to Net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Consolidated Fleet Selected Financial and Operational Data:

Set forth below are selected financial and operational data of our fleet for each of the three and six months ended June 30, 2026 and 2025, respectively, that we believe are useful in analyzing trends in our results of operations.

	Three Months Ended June 30,		Six Months Ended June 30,
(Expressed in U.S. dollars except for operational data)	2026	2025	2026	2025
Ownership Days(1)(7)	211	91	481	181
Available Days(2)(7)	211	91	481	181
Operating Days(3)(7)	191	91	461	181
Daily TCE Rate(4)	$11,381	$20,054	$15,023	$17,617
Fleet Utilization(5)(7)	91%	100%	96%	100%
Daily vessel operating expenses(6)	$5,702	$6,577	$5,680	$6,840

(1)	Ownership Days are the total number of calendar days in a period during which we owned a vessel.
(2)	Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys.
(3)	Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.
(4)
Daily TCE Rate is not a recognized metric under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(5)	Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period.
(6)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.
(7)	Our definitions of Ownership Days, Available Days, Operating Days, Fleet Utilization may not be comparable to those reported by other companies.

APPENDIX A

ROBIN ENERGY LTD.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in U.S. Dollars—except for number of share data)

(In U.S. dollars except for number of share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
REVENUES
Pool revenues	460,440	2,011,664	3,725,158	3,598,828
Time charter revenues	2,139,000	—	4,248,000	—
Total vessel revenues	$2,599,440	$2,011,664	$7,973,158	$3,598,828
EXPENSES
Voyage expenses (including commissions to related party)	(198,121)	(186,786)	(747,043)	(410,169)
Vessel operating expenses	(1,203,197)	(598,494)	(2,732,190)	(1,238,068)
General and administrative expenses (including related party fees)	(763,969)	(413,887)	(1,574,630)	(756,423)
Management fees - related parties	(246,100)	(97,461)	(544,600)	(193,851)
Depreciation and amortization	(577,162)	(366,808)	(1,437,133)	(729,585)
Gain on sale of vessel	6,206,743	—	6,206,743	—
Operating income	$5,817,634	$348,228	$7,144,305	$270,732
Finance costs, net (1)	179,463	167,524	227,878	163,873
Other expenses, net(2)	(422,362)	108	(1,272,484)	(822)
Net income and comprehensive income, net of taxes	$5,574,735	$515,860	$6,099,699	$433,783
Dividend on Series A Preferred Shares	(125,000)	(106,944)	(250,000)	(106,944)
Net income attributable to common shareholders	$5,449,735	$408,916	$5,849,699	$326,839
Earnings per common share, basic	$11.01	$10.88	$14.07	$9.42
Earnings per common share, diluted	$1.89	$2.35	$3.25	$2.00
Weighted average number of common shares outstanding, basic:	495,075	37,567	415,863	34,710
Weighted average number of common shares outstanding, diluted:	2,953,943	219,398	1,875,095	216,541

(1)	Includes finance costs and interest income, if any.

(2)	Includes aggregated amounts for foreign exchange gains/(losses) and change in fair value of crypto assets-Bitcoin, as applicable in each period.

ROBIN ENERGY LTD.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars—except for number of share data)

	June 30, 2026	December 31, 2025
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$35,739,253	$5,649,692
Due from related parties	4,619,805	6,034,859
Investment in crypto assets-Bitcoin	2,576,214	3,851,400
Other current assets	1,839,288	1,166,860
Total current assets	44,774,560	16,702,811

NON-CURRENT ASSETS:
Vessels, net	31,999,671	39,207,988
Due from related parties	592,620	981,162
Other non-current assets	1,346,643	2,057,152
Total non-current assets	33,938,934	42,246,302
Total assets	78,713,494	58,949,113

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Due to related party	106,944	106,944
Other current liabilities	3,289,238	2,495,422
Total current liabilities	3,396,182	2,602,366

NON-CURRENT LIABILITIES:
Total non-current liabilities	—	—
Total liabilities	3,396,182	2,602,366

MEZZANINE EQUITY:
1.00% Series A fixed rate cumulative perpetual convertible preferred shares: 2,000,000 shares issued and outstanding as of June 30, 2026, and December 31, 2025, respectively, aggregate liquidation preference of $50,000,000 as of June 30, 2026, and December 31, 2025, respectively	25,877,180	25,877,180
Total mezzanine equity	25,877,180	25,877,180

SHAREHOLDERS’ EQUITY:
Common shares, $0.001 par value: 3,900,000,000 shares authorized; 582,524 and 187,049 issued; 582,524 and 184,991 shares (net of 2,058 treasury shares) shares outstanding as of June 30, 2026, and December 31, 2025, respectively.	582	187
Preferred shares, $0.001 par value: 100,000,000 shares authorized; Series B preferred shares: 40,000 shares issued and outstanding as of June 30, 2026, and December 31, 2025, respectively.	40	40
Additional paid-in capital	44,566,504	31,576,581
Treasury shares; 0 and 2,058 shares as of June 30, 2026 and December 31, 2025, respectively	—	(130,548)
Retained earnings/(accumulated deficit)	4,873,006	(976,693)
Total shareholders’ equity	49,440,132	30,469,567
Total liabilities, mezzanine equity and shareholders’ equity	$78,713,494	$58,949,113

ROBIN ENERGY LTD.
Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)	Six Months Ended June 30,
	2026	2025
Cash Flows (used in)/provided by Operating Activities:
Net income	$6,099,699	$433,783
Adjustments to reconcile net income to net cash provided by Operating activities:
Depreciation and amortization	1,437,133	729,585
Change in fair value of crypto assets-Bitcoin	1,275,186	—
Gain on sale of vessel	(6,206,743)	—

Changes in operating assets and liabilities:
Accounts receivable trade	(760,662)	(303,922)
Inventories	59,656	(20,346)
Due from/to related parties	1,903,596	12,201,784
Prepaid expenses and other assets	386,347	(124,791)
Accounts payable	365,416	(259,998)
Accrued liabilities	237,897	410,425
Deferred revenue	15,000	—
Dry-dock costs paid	(16,259)	—
Net Cash provided by Operating Activities	4,796,266	13,066,520

Cash flow (used in)/provided by Investing Activities:
Capitalized vessel improvements	(118,638)	—
Net proceeds from sale of vessel	12,328,880	—
Net cash provided by Investing Activities	12,210,242	—

Cash flows (used in)/provided by Financing Activities:
Net increase in former parent company Investment	—	329,618
Gross proceeds from issuance of common shares pursuant to registered direct offerings	—	17,157,000
Common share issuance expenses pursuant to registered direct offerings	—	(1,501,182)
Payment of Dividend on Series A Preferred Shares	(250,000)	(1,389)
Gross proceeds from issuance of common shares pursuant to ATM	17,050,366	—
Common share issuance expenses pursuant to ATM	(681,938)	—
Capital contribution from former parent company due to spin-off	—	10,356,450
Payment for repurchase of common shares pursuant to self- tender offer	(3,035,375)
Net cash provided by Financing Activities	13,083,053	26,340,497

Net increase in cash and cash equivalents	30,089,561	39,407,017
Cash and cash equivalents at the beginning of the period	5,649,692	369
Cash and cash equivalents at the end of the period	$35,739,253	$39,407,386

APPENDIX B

Non-GAAP Financial Information

Daily Time Charter Equivalent (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”), is a metric of the average daily net revenue performance of our vessels. The Daily TCE Rate is not a metric of financial performance under U.S. GAAP (i.e., it is a non-GAAP metric) and should not be considered as an alternative to any metric of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance metric used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors because it compares daily net earnings generated by our vessels irrespective of the mix of charter types (e.g., time charter, voyage charter, pools) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies.

The following table reconciles the calculation of the Daily TCE Rate for our fleet to Total vessel revenues, the most directly comparable U.S. GAAP financial measure, for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
(In U.S. dollars, except for Available Days)	2026	2025	2026	2025
Total vessel revenues	$2,599,440	$2,011,664	$7,973,158	$3,598,828
Voyage expenses (including commissions to related party)	(198,121)	(186,786)	(747,043)	(410,169)
TCE revenues	$2,401,319	$1,824,878	$7,226,115	$3,188,659
Available Days	211	91	481	181
Daily TCE Rate	$11,381	$20,054	$15,023	$17,617

EBITDA and Adjusted EBITDA. EBITDA and Adjusted EBITDA are not measures of financial performance under U.S. GAAP, do not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. Adjusted EBITDA represents EBITDA adjusted to exclude any change at fair Value of crypto assets-Bitcoin, which the Company believes is not indicative of the ongoing performance of its core operations. EBITDA and Adjusted EBITDA are used as supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA and Adjusted EBITDA assist our management by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies, of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as measures of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA and Adjusted EBITDA as presented below may be different from and may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA and Adjusted EBITDA to Net income, the most directly comparable U.S. GAAP financial measure, for the periods presented:

Reconciliation of EBITDA to Net Income

	Three Months Ended June 30,		Six Months Ended June 30,
(In U.S. dollars)	2026	2025	2026	2025
Net income, net of taxes	$5,574,735	$515,860	$6,099,699	$433,783
Depreciation and amortization	577,162	366,808	1,437,133	729,585
Finance costs, net(1)	(179,463)	(167,524)	(227,878)	(163,873)
EBITDA	$5,972,434	$715,144	$7,308,954	$999,495
Change in fair value of crypto assets-Bitcoin	$426,516	$—	$1,275,186	$—
Adjusted EBITDA	$6,398,950	$715,144	$8,584,140	$999,495

(1)	Includes finance costs and interest income, if any.

Adjusted Net Income. To derive Adjusted Net income from Net income, we exclude certain non-cash items, as provided in the table below. We believe that Adjusted Net Income assists our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash item as change in fair value of crypto assets-Bitcoin which may vary from year to year, for reasons unrelated to overall operating performance. Our method of computing Adjusted Net Income may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation. The following table reconciles Adjusted Net Income to Net income, the most directly comparable U.S. GAAP financial measure, for the periods presented:

Adjusted Net Income Reconciliation

	Three Months Ended June 30,		Six Months Ended June 30,
(In U.S. dollars)	2026	2025	2026	2025
Net income, net of taxes	$5,574,735	$515,860	$6,099,699	$433,783
Change in fair value of crypto assets-Bitcoin	426,516	—	1,275,186	—
Adjusted net income	$6,001,251	$515,860	$7,374,885	$433,783

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of current or historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include generally: our planned fleet growth and our potential to acquire tanker and LPG carrier vessels and alternatives for our tanker and LPG carrier segment; the effects of our spin-off from Toro, our business strategy, expected capital spending and other plans and objectives for future operations, including our ability to expand our business as a new entrant to the tanker and liquefied petroleum gas shipping industry, market conditions and trends, including volatility and cyclicality in charter rates (particularly for vessels employed in the spot voyage market or pools), factors affecting supply and demand for vessels, such as fluctuations in demand for and the price of the products we transport, fluctuating vessel values, changes in worldwide fleet capacity, opportunities for the profitable operations of vessels in the segment of the shipping industry in which we operate and global economic and financial conditions, including interest rates, inflation and the growth rates of world economies, our ability to realize the expected benefits of vessel acquisitions or sales and the effects of any change in our fleet’s size or composition, increased transactions costs and other adverse effects (such as lost profit) due to any failure to consummate any sale of our vessels, our future financial condition, operating results, future revenues and expenses, future liquidity and the adequacy of cash flows from our operations, our relationships with our current and future service providers and customers, including the ongoing performance of their obligations, dependence on their expertise, compliance with applicable laws, and any impacts on our reputation due to our association with them, the availability of debt or equity financing on acceptable terms and our ability to comply with the covenants contained in agreements relating thereto, in particular due to economic, financial or operational reasons, our continued ability to enter into time charters, voyage charters or pool arrangements with existing and new customers and pool operators and to re-charter our vessels upon the expiry of the existing charters or pool agreements, any failure by our contractual counterparties to meet their obligations, changes in our operating and capitalized expenses, including bunker prices, dry-docking, insurance costs, costs associated with regulatory compliance and costs associated with climate change, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue), instances of off-hire, fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies, any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach, existing or future disputes, proceedings or litigation, future sales of our securities in the public market, our ability to maintain compliance with applicable listing standards or the delisting of our common shares, volatility in our share price, potential conflicts of interest involving members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions, such as political instability, events or conflicts (including armed conflicts, such as the war in Ukraine and the conflict in the Middle East, including the war in the Middle East between the U.S. and Israel and Iran and effective closure of the Strait of Hormuz, as well as any further broadening of the conflict), acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, sanctions, “trade wars” (including the imposition of tariffs) and potential governmental requisitioning of our vessels during a period of war or emergency, global public health threats and major outbreaks of disease, any material cybersecurity incident, changes in seaborne and other transportation, including due to the maritime incidents in and around the Red Sea, fluctuating demand for tanker and LPG carriers and/or disruption of shipping routes due to accidents, political events, international sanctions, international hostilities and instability, piracy, smuggling or acts of terrorism, changes in governmental rules and regulations or actions taken by regulatory authorities, including changes to environmental regulations applicable to the shipping industry and to vessel rules and regulations, as well as changes in inspection procedures and import and export controls, inadequacies in our insurance coverage, developments in tax laws, treaties or regulations or their interpretation in any country in which we operate and changes in our tax treatment or classification, the impact of climate change, adverse weather and natural disasters, accidents or the occurrence of other unexpected events, including in relation to the operational risks associated with transporting LPG, crude oil and/or refined petroleum products and any other factors described in our filings with the SEC.

The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication, except to the extent required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these foregoing and other risks and uncertainties. These factors and the other risk factors described in this press release are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

CONTACT DETAILS
For further information please contact:

Investor Relations
Robin Energy Ltd.
Email: ir@robinenergy.com